Pricing Term Sheet	Free Writing Prospectus
dated as of July 1, 2020	Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplements each dated June 30, 2020 to the

Prospectus dated June 30, 2020

Registration No. 333-239549

II-VI Incorporated

Concurrent Offerings of

9,302,235 Shares of Common Stock, no par value per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

2,000,000 Shares of 6.00% Series A Mandatory Convertible Preferred Stock

(the “Mandatory Convertible Preferred Stock Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) in the case of investors purchasing in the Common Stock Offering, the preliminary prospectus supplement dated June 30, 2020 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), (ii) in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering, the preliminary prospectus supplement dated June 30, 2020 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement”), as filed with the SEC pursuant to Rule 424(b) under the Securities Act and (iii) the related base prospectus dated June 30, 2020, included in the Registration Statement (File No. 333-239549), in each case of the foregoing clauses (i) through (iii), including the documents incorporated by reference therein. Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars. The Issuer has increased the size of the Common Stock Offering to approximately $400,000,000 (or approximately $460,000,000 if the underwriters’ option to purchase additional shares is exercised in full). The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the Common Stock Offering.

Issuer:	II-VI Incorporated, a Pennsylvania corporation.

Ticker / Exchange for the Common Stock:	IIVI/ The Nasdaq Global Select Market.

Trade Date:	July 2, 2020.

Settlement Date:	July 7, 2020 (T + 2).

Use of Proceeds:	The Issuer estimates that the net proceeds to it from the Common Stock Offering, after deducting issuance costs and discounts, will be approximately $381.3 million (or approximately $438.6 million if the underwriters in such offering exercise their option to purchase additional shares of Common Stock in full). In addition, the Issuer estimates that the net proceeds to it from the Mandatory Convertible Preferred Stock Offering, after deducting issuance costs and discounts, will be approximately $387.0 million (or approximately $445.2 million if the underwriters for such offering exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

The Issuer intends to use up to $714.6 million of the net proceeds from the Common Stock Offering, the Mandatory Convertible Preferred Stock Offering and/or cash on hand to repay borrowings (including accrued interest) under its existing credit agreement, and to use the remainder of the net proceeds, if any, to develop, enhance, invest in or acquire related, emerging or complementary technologies, products, or businesses and for other general corporate purposes. However, neither the completion of the Common Stock Offering nor of the Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other, so it is possible that the Common Stock Offering occurs and the Concurrent Mandatory Convertible Preferred Stock Offering does not occur, and vice versa, and there can be no assurance that the Mandatory Convertible Preferred Stock Offering or the Common Stock Offering will be consummated on the terms described herein or at all.

See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Common Stock Offering

Common Stock Offered:	9,302,235 shares of Common Stock.

Option to Purchase Additional Shares of Common Stock:	1,395,335 additional shares of Common Stock.

Last Reported Sale Price of the Common Stock on The Nasdaq Global Select Market on July 1, 2020:	$43.505 per share.

Public Offering Price:	$43.00 per share.

Underwriting Discount:	$1.935 per share.

Net Proceeds (before expenses):	Approximately $382.0 million (or approximately $439.3 million if the underwriters exercise their option to purchase additional shares of Common Stock in full).

CUSIP / ISIN:	902104108 / US9021041085

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.

Co-Managers:	The Benchmark Company, LLC
Cowen and Company, LLC
Needham & Company, LLC
Piper Sandler & Co.

Mandatory Convertible Preferred Stock Offering

Mandatory Convertible Preferred Stock Offered:	2,000,000 shares of our 6.00% Series A Mandatory Convertible Preferred Stock, no par value per share (the “Mandatory Convertible Preferred Stock”).

Over-Allotment Option:	300,000 additional shares of Mandatory Convertible Preferred Stock.

Public Offering Price:	$200.00 per share.

Underwriting Discount:	$6.00 per share.

Net Proceeds (before expenses):	$388.0 million (or $446.2 million if the underwriters exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

Liquidation Preference:	$200.00 per share.

Dividends:	6.00% of the liquidation preference of $200.00 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date of the Mandatory Convertible Preferred Stock, and, to the extent the Issuer’s board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion (subject to certain limitations); provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date (as defined below) is $2.80 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $3.00 per share of the Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The March 15, June 15, September 15 or December 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2020 and ending on, and including, July 1, 2023.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding July 1, 2023. The Mandatory Conversion Date is expected to be July 1, 2023.

Initial Price:	Approximately $42.9997, which is equal to $200.00, divided by the Maximum Conversion Rate (as defined below).

Threshold Appreciation Price:	Approximately $51.5996, which represents an approximately 20% appreciation over the Initial Price and is equal to $200.00, divided by the Minimum Conversion Rate (as defined below).

Floor Price:	$15.05 (approximately 35% of the Initial Price), subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

Upon conversion on the Mandatory Conversion Date, each outstanding share of the Mandatory Convertible Preferred Stock, unless previously converted, will automatically convert into a number of shares of Common Stock equal to not more than 4.6512 shares of Common Stock and not less than 3.8760 shares of Common Stock, (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the Applicable Market Value of the Common Stock, as described below and subject to certain anti-dilution adjustments.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, based on the Applicable Market Value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate (number of shares of Common Stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock)
Greater than the Threshold Appreciation Price	3.8760 shares of Common Stock

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 3.8760 and 4.6512 shares of Common Stock, determined by dividing $200.00 by the Applicable Market Value

Less than the Initial Price	4.6512 shares of Common Stock

Early Conversion at the Option of the Holder:	Other than during a Fundamental Change Conversion Period, a holder of Mandatory Convertible Preferred Stock may, at any time prior to July 1, 2023, elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), at the Minimum Conversion Rate per share of Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments, as described under “Description of Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Holder” in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change:

If a Fundamental Change occurs on or prior to July 1, 2023, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock or Units of Exchange Property at the Fundamental Change Conversion Rate during the period beginning on, and including, the Fundamental Change Effective Date (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) of such Fundamental Change and ending on, and including, the date that is 20 calendar days after such Fundamental Change Effective Date (or, if later, the date that is 20 calendar days after holders receive notice of such Fundamental Change, but in no event later than July 1, 2023). Holders who convert their shares of the Mandatory Convertible Preferred Stock during that period will also receive a Fundamental Change Dividend Make-whole Amount and to the extent there is any, the Accumulated Dividend Amount.

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock based on the Fundamental Change Effective Date and the Fundamental Change Share Price:

		Fundamental Change Share Price
Fundamental Change Effective Date	$10.00	$20.00	$30.00	$40.00	$43.00	$47.50	$51.60	$55.00	$60.00	$70.00	$80.00	$100.00	$120.00
July 7, 2020	4.5110	4.2837	4.1080	3.9970	3.9731	3.9434	3.9216	3.9066	3.8886	3.8633	3.8475	3.8310	3.8240
July 1, 2021	4.5861	4.4180	4.2216	4.0761	4.0432	4.0020	3.9715	3.9506	3.9257	3.8915	3.8708	3.8506	3.8429
July 1, 2022	4.6290	4.5735	4.3961	4.1953	4.1442	4.0786	4.0299	3.9968	3.9586	3.9096	3.8839	3.8640	3.8587
July 1, 2023	4.6512	4.6512	4.6512	4.6512	4.6512	4.2105	3.8760	3.8760	3.8760	3.8760	3.8760	3.8760	3.8760

The exact Fundamental Change Share Price and Fundamental Change Effective Date may not be set forth on the table, in which case:

•  if the Fundamental Change Share Price is between two Fundamental Change Share Price amounts in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Prices and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the Fundamental Change Share Price is in excess of $120.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate, subject to adjustment; and

•  if the Fundamental Change Share Price is less than $10.00 per share (subject to adjustment in the same manner as the prices in the Fundamental Change Share Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate, subject to adjustment.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-whole Amount is 5.00% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on The Nasdaq Global Select Market under the symbol “IIVIP.”

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	902104 306 / US9021043065

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Co-Managers:	Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC Barclays Capital Inc. Craig-Hallum Capital Group LLC

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from (i) BofA Securities, Inc. by telephone at (800) 294-1322 or by emailing dg.prospectus_requests@baml.com, (ii) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204 or (iii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.